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                             May 11, 2022

       Salvatore Palella
       Chief Executive Officer
       Helbiz, Inc.
       Registration Statement on Form S-1
       32 Old Slip
       New York, NY 10005

                                                        Re: Helbiz, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 26,
2022
                                                            File No. 333-264496

       Dear Mr. Palella:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 26, 2022

       General

   1. Please revise to include separate financial statements for MiMoto Smart Mobility S.r.l. as required by Rule
3-05(b)(2)(iii) of Regulation S-X. In this regard, we note that the operating results of
MiMoto have not been reflected in your consolidated financial statements for a
complete fiscal year. See Rule 3-05(b)(4)(iii).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Salvatore Palella
Helbiz, Inc.
May 11, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any questions.



                                                           Sincerely,
FirstName LastNameSalvatore Palella
                                                           Division of
Corporation Finance
Comapany NameHelbiz, Inc.
                                                           Office of Trade &
Services
May 11, 2022 Page 2
cc:       William S. Rosenstadt, Esq.
FirstName LastName